                                                   Filed by Talarian Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Talarian Corporation
                                                   Commission File No. 333-82138


     On March 18, 2002, TIBCO Software Inc. ("TIBCO") and Talarian Corporation ("Talarian") issued the following press release with respect to the proposed merger of a subsidiary of TIBCO with Talarian pursuant to that certain Agreement and Plan of Merger, dated as of January 4, 2002 by and among TIBCO, Panther Acquisition Corp. and Talarian.

TIBCO Press Contact:  Talarian Press Contact:        Investor Relations Contact:
Caroline Phillips     Carolyn Robinson               Michael Magaro
TIBCO Software Inc.   Talarian Corporation           TIBCO Software Inc.
(650) 846-5697        (650) 965-8050 x125            (650) 846-5428
caroline@tibco.com    carolyn.robinson@talarian.com  mmagaro@tibco.com
------------------    -----------------------------  -----------------

                TIBCO and Talarian Receive Request for Additional
                    Information Regarding Pending Acquisition

Palo Alto and Los Altos, CA - March 18, 2002- TIBCO Software Inc. (Nasdaq: TIBX) and Talarian Corporation (Nasdaq: TALR) jointly announced today that they have received from the U.S. Department of Justice (DOJ) a request for additional information pertaining to the pending acquisition of Talarian by TIBCO. The waiting period applicable to the pending acquisition under the Hart-Scott-Rodino Antitrust Improvements Act will expire 30 days after substantial compliance with the request for additional information, unless terminated earlier by the Department of Justice. The companies are continuing to work closely with the staff of the DOJ with respect to this request. As previously announced, the closing of the acquisition is subject to satisfaction of the closing conditions contained in the definitive merger agreement, including approval of Talarian's stockholders and completion of the Hart-Scott-Rodino process.

                                      ###

Additional Information And Where You Can Find It

In connection with the proposed acquisition of Talarian by TIBCO, TIBCO filed with the Securities and Exchange Commission (the "SEC") on February 5, 2002, a registration statement on Form S-4 that included the preliminary proxy statement of Talarian and prospectus of TIBCO. TIBCO and Talarian expect to mail a definitive proxy statement/prospectus about the transaction to Talarian's stockholders. This proxy statement/prospectus will be filed with the SEC by both companies. Investors are advised to read both the preliminary and definitive proxy statement/prospectuses regarding the transaction, because each document contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it becomes available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov. These and such other documents may also be obtained from TIBCO or Talarian by directing such requests to the companies.

Talarian and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Talarian with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in the registration statement on Form S-4 described above and in Talarian's amended Annual Report on Form 10-K/A for the fiscal year ending September 30, 2001, filed with the Securities and Exchange Commission on January 28, 2002. These documents are available free of charge at the SEC's web site) at http://www.sec.gov and from Talarian.

Forward-Looking Statement:

This document contains forward-looking statements regarding TIBCO's and Talarian's business, customers, markets served and other factors including the impact of the products and technology to be acquired, that may affect future earnings or financial results. Our actual results could differ materially from those contained in such forward-looking statements. Reasons for why actual results could differ materially include if TIBCO is unable to successfully integrate and manage the acquired technology, operations and personnel. In addition, the success of any continued product introductions will be impacted by TIBCO's ability to compete. Further, the present and potential relationships of TIBCO and Talarian with their respective customers may be harmed by the acquisition. If the acquisition were to fail to close, Talarian's business, operations and financial condition, and its ability to retain its customers, suppliers and employees, could be materially and adversely affected. In addition, if TIBCO's planned allocation of the purchase price to the purchased assets changes materially from current expectations, the impact of the required charges could be material to TIBCO's future results of operations. Additional information concerning factors that could cause our respective actual results to differ materially from those contained in the forward-looking statements can be found in the registration statement on Form S-4 filed by TIBCO on February 5, 2002, including, without limitation, under the caption "Risk Factors." In addition, TIBCO's and Talarian's filings with the SEC, including but not limited to TIBCO's most recent reports on Forms 10-Q and 10-K filed with the SEC on October 5, 2001 and January 30, 2002, and Talarian's Forms 10-Q, 10-K/A and 10-K filed with the SEC on January 31, 2002, January 28, 2002 and December 21, 2001, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including limited independent operating history, history of losses, unpredictability of future revenue, dependence on a limited number of customers, TIBCO's relationship with Reuters Group PLC, rapid technological and market changes, risks associated with infrastructure software and volatility of stock price. Copies of filings made with the SEC are available through the SEC's electronic data gather analysis and retrieval system (EDGAR) at www.sec.gov. Neither TIBCO nor Talarian assumes any obligation to update the forward-looking statements included in this document.